OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

WitFoo Inc

1155 Mt Vernon Hwy NE
Suite 800
Atlanta, GA 30338

https://www.witfoo.com

5434 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 58,152 shares of common stock ($106,999.68)

Minimum 5,434 shares of common stock ($9,998.56)

Company	WitFoo, Inc.
Corporate Address	1155 Mt Vernon Hwy NE Suite 800 Atlanta, GA 30338
Description of Business	WitFoo builds software that allows Cyber Security Incident Response operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows and 3) provides detailed business metrics that detail risk, efficiency and gaps in the security practice.
Type of Security Offered	Common Shares
Purchase Price of Security Offered	$1.84
Minimum Investment Amount (per investor)	$498.64

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

WitFoo builds software that allows Cyber Security Incident Response operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows and 3) provides detailed business metrics that detail risk, efficiency and gaps in the security practice.

Sales, Supply Chain, & Customer Base

WitFoo Precinct is sold via a channel of WitFoo enabled reseller partners. Partners are trained and enabled through the partner portal at https://witfoo.allbound.com. WitFoo currently has two national resellers, Nexum and Structured. Partners purchase software through global software and electronics distributor, Westcon/Comstor. Westcon assists with fulfillment of the orders. WitFoo has closed it's first two customers and has active sales trials at 20 enterprise organizations with a sales pipeline of more than $4M. The product has been developed and tested in Fortune 500, mid-market and higher education organizations.

Competition

Investment in Cybersecurity by enterprise is projected to exceed $120B in 2017 (http://cybersecurityventures.com/cybersecurity-market-report/.) As a result, there are many software vendors attempting to solve the problems facing cyber security incident response. One approach used by WitFoo is "playbook automation." Playbook automation teaches investigator steps to a program to reduce the work that the investigator must perform. Phantom and Demisto are examples of these technologies. "Incident Response Platforms" including Resilient and D3Cyber provide a work area for responders to coordinate investigative work. Security analytic tools provide visualizations that assist investigators in understanding incidents as they occur. Sqrrl is an example of these types of technologies. Security Incident & Event Management (SIEM) tools including ArcSight, Splunk and QRadar, take in data from diverse security tools in the organization for monitoring.

WitFoo Precinct combines all of these functionalities around the investigator's workflows. WitFoo Precinct has been developed over hundreds of hours of user research of security analysts performing their work in hostile networks. Using patent pending technology modeled after physical law enforcement approaches, WitFoo Precinct merges all security intelligence, analyzes and prioritizes it and provides a workspace for investigators to quickly and accurately complete investigations and stop breaches. Testing has shown a 80% to 90% reduction in required investigations and an additional 85% to 92% reduction in investigative time. While the work is being performed by the tools and people, metrics are organically generated that allow management to have productive conversations with their security teams and the broader business to reduce costs and risks.

Liabilities and Litigation

No current liabilities or litigation.

The team

Officers and directors

Tim Bradford	CEO/Director
Charles Herring	CTO/Director
Reese Zomar	Chief Security Officer/ Director
Chris Tobkin	Director

Tim Bradford
Tim Bradford is a Senior Executive with 20 years of experience in software sales and information security. He has extensive knowledge of direct sales, channel development, and sales management in both the US and abroad. Throughout the course of his career, Tim has been a proven sales leader, consistently meeting and exceeding quotas. He has closed strategic deals with BB&T, Cox Communications, Bank of America and Southern Company. Tim knows what it takes to develop and nurture a nonexistent territory and turn it into a profitable one; he is applying these same principles to grow WitFoo. Experience - February 2016 to Present : WitFoo Director - July 2017 to Present : WitFoo CEO - March 2017 to July 2017: WitFoo COO - January 2016 to March 2017: Hytrust Director of Southeast Sales March 2014 to December 2015: HyTrust Strategic Account Executive

Charles Herring
Charles' dedication to maturing the craft of InfoSec is built on a diverse career path across the industry. He started his career in InfoSec in the US Navy in 2002 serving as the Network Security Officer at the US Naval Postgraduate School. After leaving active duty, he was a contributing product reviewer for InfoWorld magazine focusing on network security products. Charles spent 7 years running Herring Consulting, a company dedicated to process orchestration, data sharing, and marketing. In 2012, Charles joined the Lancope team as a pre-sales engineer, promoted to Consulting Security Architect and later as Strategic Account Manager. Experience: - February 2016 to Present : WitFoo Director - July 2017 to Present: WitFoo CTO - February 2016 to July 2017 - WitFoo CEO - July 2012 to August 2016 - Lancope/Cisco Consulting Security Architect

Reese Zomar
Reese holds bachelor degrees in Aerospace Engineering and Applied Mathematics from the University of Colorado and Masters Degree in Electrical Engineering from Rensselaer Polytechnic Institute. Reese is a Captain in the US Navy Reserves serving roles as an aviator and Information Security. Experience: - February 2017 to Present: WitFoo Chief Security Officer - February 2016 to Present: WitFoo Director - May 1991 to Present - US Navy Officer - March 2018 to January 2017 - US Department of Treasury Cybersecurity Manager

Chris Tobkin
Experience - February 2017 to Present - WitFoo Director - January 2017 to June 2017 - Trapx Director of Sales - May 2014 to January 2017 - Lancope/Cisco Regional Sales Manager

Number of Employees: 5

Related party transactions

- $35,000 borrowed from shareholder, Mike Riforgiate at 0% APR. No maturity date on this loan. - $75,000 borrowed from shareholder and director, Chris Tobkin with $5,000 repayment fee/interest. The maturity date on this loan is October 31, 2017. - $10,000 borrowed from shareholder, director, CEO, Tim Bradford at 0% APR. No maturity date on this loan.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Our patents and other intellectual property could be unenforceable or ineffective.** One of the Company's most valuable assets is its intellectual property. We currently have patents pending, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to cyber incident response. The patents may not be approved by USPTO which will allow competitors to emulate our product. This would make it extremely difficult to continue to sell WitFoo Precinct.
- **There are several potential competitors who are better positioned than we are to take the majority of the market** We will compete with larger, established software vendors who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the software developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify. Large security vendors including Symantec, McAfee and Cisco may leverage their deep relationships with large organizations to attempt to hinder our ability to sell. They may also invest in similar to ours. They have large partner and direct sales resources as well as marketing resources that could hinder WitFoo's ability to sell.
- **Any valuation at this stage is pure speculation.** No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest. Our pre-cash valuation is based on 10x the current sales that we have closed. There is no certainty that additional sales will continue. There is no guarantee that this valuation calculation will be upheld by investors in subsequent rounds.
- **Projections are only estimates** There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient

demand for product. Early adopters believe WitFoo Precinct is a better platform than the competition. Our licensing/pricing model is attractive to customers, very competitive and still allows for the company to become profitable in the next 12 months. WitFoo has only closed a couple customers and the available information is weak for providing strong projections.
- **Slow Adoption** Incident response platforms are relatively new in the field of cyber security. Customer adoption of this new technology might be slower that expected which could lead to financial instability. There are many different solutions in the market that distract our market offering. Additionally, the price of WitFoo will regularly require budget in a subsequent budget cycle which can delay or disqualify the purchase.
- **External Factors** External factors including (but not limited to) political unrest in N. Korea and the Middle East could have a significant impact on IT budgets in the United States.
- **Detractors** Many other technologies are emerging in the security space, competing for a limited amount of budget. Among other technologies, Security Automation & Orchestration tools are beginning to gain adoption. Market Analysts including Gartner and Forrester are just recently providing evaluations to customers. The youth of the market space can give pause to potential customers. Delayed adoption could lead to insolvency for WitFoo.
- **Insolvency** Running a computer software company requires expensive personnel in research, development, marketing and sales. These personnel are in high demand and keeping them and their knowledge in the company produces high recurring, fixed costs. These costs must be offset by revenue. Running out of capital can cause WitFoo to become insolvent and leave investors at a loss.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Charles Herring, 26.03% ownership, Common Stock
- Chris Tobkin, 20.03% ownership, Common Stock

Classes of securities

- Common Stock: 2,671,719

Voting Rights

The holders of shares of the Company's 4,000,000 common stock, no par value per share ("Voting Common Stock" and, collectively with the Non-voting Common Stock, the "Common Stock"), are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Common Stock are subject to and may be adversely affected by, the rights of the holders of shares of any additional classes of stock that we may designate in the future.

- Convertible Notes: 400,000

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of convertible notes will be paid prior to shareholders.

<u>Form of Note:</u>

Terms

CONVERTIBLE PROMISSORY NOTE
$xxxxxx ATLANTA, GEORGIA April 5, 2017
FOR VALUE RECEIVED, after date and in the manner herein set forth, the undersigned, WITFOO, INC. a Delaware corporation (hereinafter referred to as "Maker") promises to pay to the order of INVESTOR NAME (hereinafter collectively referred to as "Holder") the principal sum of ________________ Dollars ($xxxxxx) with quarterly interest payments at eight percent (8%) APR ("Note"), such principal to be paid in lawful money of the United States of America which shall at the time of payment be legal tender in payment of all debts and dues public and private, as follows:

1. Payments.

1.1 Installments and Maturity Date. Maker shall make quarterly interest payments as stated above beginning July 1, 2017 and on the 1st day of subsequent quarters thereafter. The entire unpaid principal balance together with all accrued interest shall be due and payable in full on April 15, 2024 (hereinafter referred to as the “Maturity Date”).

1.2 Other Compensation. None

1.3 Place and Payment. Payments hereunder shall be made to the Holder at ADDRESS or at such other place as Holder may designate in writing from time to time.

2. Expenses. The Parties will each bear their own fees and expenses with respect to the transaction completed herein.

3. Prepayment. This Note may be prepaid in whole or in part within 18 months of issuance upon payment of a prepayment fee of 200% of the principal sum in addition to the principal and accrued interest. After 18 months the Note may be prepaid in whole or in part upon payment of a prepayment fee of 300% of the principal sum in addition to the principal and accrued interest.

4. Default. If default occurs in any of the payments required hereunder, or should Maker (or any successor in title to Maker), become insolvent or commit any act or bankruptcy or make an assignment for the benefit of creditors or authorize the filing or file a voluntary petition in bankruptcy or should a receiver of any of his property be appointed or should involuntary bankruptcy proceedings be filed against Maker (and such involuntary petition is not dismissed within thirty (30) days after filing), then, in any such event, at the option of the Holder hereof, at any time thereafter, without notice or demand, the unpaid principal balance of this Note shall at once become due and payable and shall bear interest at the Default Rate (as hereinafter defined) from the date of such default or event. Failure to exercise any of said options shall not constitute a waiver on the part of Holder hereof of the right to exercise the same at any other time. The Default Rate shall be the Prime Rate as set forth in The Wall Street Journal plus four percent (4%) per annum. In the event of any default hereunder, Maker shall pay all reasonable attorneys’ fees and costs incurred by Holder in enforcing and collecting this Note.

5. Waiver. Maker, for itself, its successors and assigns, hereby expressly waives presentment for payment, demand, notice of demand, notice of dishonor, protest, notice of protest, diligence in collection and all other notices or demands whatsoever with respect to this Note or the enforcement hereof except as expressly provided for herein, and hereby consents to any and all indulgences granted by Holder, or any substitution, exchange or release of collateral permitted by Holder, all without in any way modifying, altering, releasing, affecting or limiting the validity of the indebtedness evidenced hereby or impairing any of Holder's rights following a default hereunder. No failure to accelerate the debt evidenced hereby by reason of default from time to time shall be construed (i) as a novation of this Note or as a reinstatement of the

indebtedness evidenced hereby or as a waiver of such right of acceleration or of the right of Holder thereafter to insist upon strict compliance with the terms of this Note, or (ii) to prevent the exercise of such right of acceleration or any other right granted hereunder or by the laws of the united States or any State thereof; and Maker hereby expressly waives the benefit of any statute or rule of law or of equity now provided, or which may hereafter be provided, which would produce a result contradictory to or in conflict with the foregoing. No extension of the time
for payment of this Note or any installment due hereunder, made by agreement with any person now or hereafter liable for the payment of this Note, shall operate to release, discharge, modify, change or affect the original liability of Maker under this Note, either in whole or in part, unless Holder agrees otherwise in writing. This Note may not be changed orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

6. Exemptions. Maker hereby waives and renounces for itself and its successors and assigns, all rights to the benefits of any statute of limitations and any moratorium, reinstatement, marshaling, forbearance, valuation, stay, extension, redemption, appraisement, exemption or homestead now provided, or which may hereafter be provided by the Constitution or laws of the United States of America or of any state thereof to and in all its property, real and personal, against the enforcement and collection of the obligations evidenced by this Note.

7. Governing Law. This Note is intended to constitute a contract under and shall be construed, interpreted and enforced in accordance with the laws of the State of Georgia and all applicable federal laws and regulations.

8. Limit of Validity. If fulfillment of any provision of this Note shall involve transcending the limit of validity presently prescribed by any applicable usury statute or any other applicable law, then ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, so that in no event shall any exaction be possible under this Note that is in excess of the now current limit of such validity, but such obligations shall be fulfilled to the limit of such validity.

9. Inurement. This Note shall bind and inure to the benefit of Maker and Holder and their respective heirs, executors, successors, assigns and legal representatives, whether by voluntary action or by operation of law. This Note may not be assigned by Holder.

10. Captions. The captions of the paragraphs of this Note are for convenience only and are not intended to be nor shall be construed as being a part hereof and shall not limit, expand or otherwise affect any of the terms hereof.

11. Conversion Rights Upon Change in Control. If an acquisition or similar change of control transaction occurs, then upon the closing of such transaction, the Note will, at the election of the Holder, become: a) payable upon demand as

of the closing of such transaction subject to any prepayment fees in effect pursuant to Section 3; or b) redeemable for Common Stock equivalent to the amount of the Note converted to Common Stock at a twenty percent (20%) discount price per share equivalent to a pre-money valuation of $24,000,000 based on 3 million shares outstanding.

12. Early Conversion. At any time after 18 months from the date of issuance of the Note, the Holder may elect to convert the Note to Common Stock equivalent to the amount of the Note converted to Common Stock at a price per share equivalent to a valuation of $24,000,000 based on 3 million shares outstanding.

13. Maker may seek other financing and investments in addition to this Note.

What it means to be a Minority Holder

As a minority holder of common stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

YTD we have realized $246,865.00 in revenue and have >$4M in our 2017 pipeline. We have made staff reductions and adjusted operating expenses to bridge the gap to additional funding and/or revenue. With the liquidity of the anticipated full raise amount, we anticipate we can operate for four quarters without revenue generation, while increasing staff and marketing efforts to achieve a $2M run rate.

Pricing strategy of WitFoo Precinct has proven effective and sustainable. All pricing is quoted in pre-paid, recurring terms (at a 1 year minimum and 5 year maximum.) Deployments have 2 line items in each deployment. The first is a fixed appliance cost starting at $10,000/year. This item covers all COGS. The second component is a license for each computer inside of a customer's network. This pricing model makes our product accessible to mid-market organizations, Fortune 500 and public sector. Additionally, the customer cannot negotiate on pricing. Discounts are given for term (to incent larger purchase), quantity (for larger organizations) and for purchasing from a WitFoo certified partner. Details on pricing can be found here: https://www.witfoo.com/pricing.

WitFoo has proven the channel program of certified reseller partners. Utilizing resellers, the cost of our sales workforce and support teams. We have signed two partners that are generating sales pipeline and moving deals to close.

2017 pricing is 50% of normal to allow for market penetration and encourage longer term purchases. 2018 transitional pricing is 25% and 2019 will return to undiscounted rates.

Using distribution, a partner network, simple and affordable pricing, cost of sales expected to be low.

Partner Channel

WitFoo has implemented a full partner portal to coordinate training and sales opportunities. Partners utilize the portal to learn how to sell and support WitFoo products. The portal and training has been validated. This approach will keep costs of sale and support low. It also reduces barriers for partners to join the program.

COGS

Costs of Goods Sold models have been proven for sustainable profitability. The following costs are included in each transaction:

- 6% of gross to distributor

- 25% of gross to reseller

- 5% to Replicated, an OEM partner providing a support platform for our product

Of the remaining 69% $2,000/year is paid to New Relic for application performance monitoring of the deployment to increase stability and support.

The net is applied to operational expense (personnel) and growth.

Deal Size

With 2017 pricing, single year terms range from $10k to $600k depending on the size of the network.

Financial Milestones

With $250k+ closed already on 2017, investors should expect revenues to exceed $1M in 2018 and to grow year over year. Growth is protected by the recurring term. Maintaining existing customers will enable timely revenue growth. The cost containment in sales and support via the channel investment will keep margins high.

Growing the Partner Channel

At the end of 2017, WitFoo will have 5 Reseller partners (there are 2 currently.) The margin paid by WitFoo, it's guaranteed nature via the haggle-free pricing, our channel program is extremely attractive to the resellers and their sales personnel. $4M worth of sales opportunities exist currently. These opportunities have been qualified and most (>50%) already have active trials running in the production networks with the help of partners. As the partner channel grows and is enabled and trained, WitFoo sales workforce will grow rapidly via the channel. Resulting revenue will grow with it.

Financial Projections

With the growth in market demand, increased WitFoo marketing coverage and enabled Channel sales work force, WitFoo revenue is expected to grow 20% to 30% quarter over quarter. Starting forecasting in 1Q2018 at 1Q2017 levels with a 20% Quarter over Quarter growth yields the following projections:

2018: $1,320,528

2019: $2,738,246

2020: $5,678,028

Liquidity and Capital Resources

The company is currently generating operating losses and requires the infusion of new capital to continue business operations. The proceeds from the current capital raise campaign will sustain business operation for four more quarters without additional revenue generation. If the company is successful in this offering, we will likely continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Use of the funds will go toward paying off existing debt and hiring staff to fulfill our revenue goals, including development resources and field marketing efforts.

Indebtedness

- $300,000 (under convertible note security) from Scott Burg to be paid at 8% APR with option to convert to shares with a maturity date of September 5, 2018. - $100,000 (under convertible note security) from Steve Tobkin to be paid at 8% APR with option to convert to shares with a maturity date of October 1, 2018. - $35,000 borrowed from shareholder, Mike Riforgiate at 0% APR. No maturity date on this loan. - $75,000 borrowed from shareholder and director, Chris Tobkin with $5,000 repayment fee/interest. No maturity date on this loan - $10,000 borrowed from shareholder, director, CEO, Tim Bradford at 0% APR. No maturity date on this loan - $18,191.18 on Wells Fargo credit card. Monthly minimum payments are being met (or exceeded) by WitFoo.

Recent offerings of securities

- 2016-04-15, Reg D Rule 506, 1848500 Common Shares. Use of proceeds: Research and development of product
- 2017-05-01, Reg D Rule 506, 593219 Common Shares. Use of proceeds: - Building sales and support infrastructure - Research and development
- 2017-05-01, Reg D Rule 506, 400000 Convertible Notes. Use of proceeds: Operating Expenses

Valuation

$4,915,962.96

1HCY2017 revenue was $246,000 producing a $492,000 annual run-rate. Valuation is at 10x the current run-rate. Additionally, active sales opportunities exceed the $4.92M valuation.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$9,999.36	$106,999.60
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Escrow Fees	$0	$0
Professional Fees	$0	$0
Net Proceeds	$9,399.36	$100,579.6
Use of Net Proceeds:		
R&D and Production	$0	$70,000
Marketing	$0	$5,579.60
Working Capital	$0	$0
Services & Software	$0	$10,000
Professional Services for additional Capital Raise	$9,399.36	$15,000
Total Use of Net Proceeds	$9,399.36	$100,579.60

We are seeking to raise a minimum of $10,000 and a maximum of$107,000 in this initial offering through Regulation Crowdfunding. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount.

R&D funds will be used to staff product development efforts. In particular, we're placing a strong emphasis on third party integrations and big data analytics to improve scalability. Marketing funds will be applied to targeted add campaigns in specific markets and incident response workshops in select cities. Ongoing capital raise efforts will require T&L expenses.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website in the section labeled Investors (annual report). The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR WitFoo Inc

[See attached]

I, Timothy Bradford, the Chief Executive Officer of WitFoo, hereby certify that the financial statements of WitFoo and notes thereto for the periods ending February 5, 2016 (beginning date of review) and December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2016 the amounts reported on our tax returns were total income of $0; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the August 29, 2017 (Date of Execution).

DocuSigned by:
Tim Bradford
A8E7513B5E634B0...
_________________________ (Signature)

Chief Executive Officer
_________________________ (Title)

9/15/2017
_________________________ (Date)

WitFoo, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2016

WitFoo, Inc
Index to Financial Statements
(unaudited)

WitFoo Inc
BALANCE SHEETS
DECEMBER 31, 2016
(unaudited)

WitFoo, Inc.
Balance Sheet
As of December 31, 2016

	Total
ASSETS	
Current Assets	
Bank Accounts	
Witfoo (XXXXXX 1985)	18,858.62
Total Bank Accounts	**$ 18,858.62**
Total Current Assets	**$ 18,858.62**
Fixed Assets	
Accumulated Amortization	-265.00
Startup Costs (Amortized)	1,765.00
Total Fixed Assets	**$ 1,500.00**
TOTAL ASSETS	**$ 20,358.62**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Business Platinum Visa	17,229.04
Total Credit Cards	**$ 17,229.04**
Total Current Liabilities	**$ 17,229.04**
Total Liabilities	**$ 17,229.04**
Equity	
Partner Contributions	366,500.00
Retained Earnings	
Net Income	-363,370.42
Total Equity	**$ 3,129.58**
TOTAL LIABILITIES AND EQUITY	**$ 20,358.62**

WitFoo, Inc.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2016
(unaudited)

WitFoo, Inc.
Profit and Loss
January - December 2016

	Total
Income	
Total Income	
Cost of Goods Sold	
Cost of labor - COS	2,500.00
Other Costs - COS	199.75
Purchases - COS	4,407.00
Subcontractors - COS	91,969.62
Supplies & Materials - COGS	3,242.78
Total Cost of Goods Sold	**$ 102,319.15**
Gross Profit	**-$ 102,319.15**
Expenses	
Advertising	11,282.62
Bank Charges	179.50
Dues & Subscriptions	455.98
Insurance	2,126.34
Legal & Professional Fees	32,153.30
Meals and Entertainment	
Business Meals (100%)	8,027.58
Entertainment & Meals (50%)	7,516.99
Total Meals and Entertainment	**$ 15,544.57**
Office Expenses	10,461.01
Office 365	4,799.12
Server Space	12,102.09
Total Office Expenses	**$ 27,362.22**
Other General and Admin Expenses	4,839.78
Payroll	
Additional Payroll Fees	102.54
Company Paid Benefits	7,349.24
Shareholder Health Insurance	4,216.66

Total Company Paid Benefits	**$ 11,565.90**
Gross Wages	89,688.41
Payroll Processing Fee	4,561.23
Payroll Taxes	7,689.17
Workers Comp	220.10
Total Payroll	**$ 113,827.35**
Promotional	5,767.49
Rent or Lease	6,255.57
Shipping and delivery expense	50.20
Subcontractors	1,500.00
Supplies	1,408.90
Travel	
Accommodations	17,699.70
Airfare	16,005.50
Miscellaneous	1,676.09
Parking	347.16
Transport	3,368.76
Total Travel	**$ 39,097.21**
Travel Meals	638.78
Total Expenses	**$ 262,489.81**
Net Operating Income	**-$ 364,808.96**
Other Expenses	
Miscellaneous	-1,438.54
Total Other Expenses	**-$ 1,438.54**
Net Other Income	**$ 1,438.54**
Net Income	**-$ 363,370.42**

Tuesday, Aug 29, 2017 04:50:50 AM GMT-7 - Cash Basis

WitFoo, Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016
(unaudited)

	Common Shares	Amount	Total Stockholder Equity
December 31, 2016			
Stock Option Compensation	14500	$ -	0
Issuance of Stock	1848500	$ 375,700.00	1848500

WitFoo, Inc
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016(unaudited)

	Jan - Dec 2016
OPERATING ACTIVITIES	
Net Income	-363,370.42
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	
Shareholder Loan	
Accumulated Amortization	265.00
Software (Capitalized)	
Startup Costs (Amortized)	-1,765.00
Business Platinum Visa	17,229.04
Loan from Shareholder	
Loan Payable	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**$ 15,729.04**
Net cash provided by operating activities	**-$ 347,641.38**
FINANCING ACTIVITIES	
Notes Payable	
Partner Contributions	366,500.00
Net cash provided by financing activities	**$ 366,500.00**
Net cash increase for period	**$ 18,858.62**

NOTE 1 – NATURE OF OPERATIONS

WitFoo, Inc. was formed on February 5, 2016 ("Inception") in the State of DE. The financial statements of WitFoo, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Atlanta, GA

Description of Business

WitFoo builds software that allows Cyber Security Incident Response operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows and 3) provides detailed business metrics that detail risk, efficiency and gaps in the security practice.

Sales, Supply Chain, & Customer Base

WitFoo Precinct is sold via a channel of WitFoo enabled reseller partners. Partners are trained and enabled through the partner portal at https://witfoo.allbound.com. WitFoo currently has two national resellers, Nexum and Structured. Partners purchase software through global software and electronics distributor, Westcon/Comstor. Westcon assists with fulfillment of the orders. WitFoo has closed it's first two customers and has active sales trials at 20 enterprise organizations with a sales pipeline of more than $4M. The product has been developed and tested in Fortune 500, mid-market and higher education organizations.

Competition

Investment in Cybersecurity by enterprise is projected to exceed $120B in 2017 (http://cybersecurityventures.com/cybersecurity-market-report/.) As a result, there are many software vendors attempting to solve the problems facing cyber security incident response. One approach used by WitFoo is "playbook automation." Playbook automation teaches investigator steps to a program to reduce the work that the investigator must perform. Phantom and Demisto are examples of these technologies. "Incident Response Platforms" including Resilient and D3Cyber provide a work area for responders to coordinate investigative work. Security analytic tools provide visualizations that assist investigators in understanding incidents as they occur. Sqrrl is an example of these types of technologies. Security Incident & Event Management (SIEM) tools including ArcSight, Splunk and QRadar, take in data from diverse security tools in the organization for monitoring.

WitFoo Precinct combines all of these functionalities around the investigator's workflows. WitFoo Precinct has been developed over hundreds of hours of user research of security analysts performing their work in hostile networks. Using patent pending technology modeled after physical law enforcement approaches, WitFoo Precinct merges all security intelligence, analyzes and prioritizes it and provides a workspace for investigators to quickly and accurately complete investigations and stop breaches. Testing has shown a 80% to 90% reduction in required investigations and an additional 85% to 92% reduction in investigative time. While the work is being performed by the tools and people, metrics are organically generated that allow management to have productive conversations with their security teams and the broader business to reduce costs and risks.

Liabilities and Litigation

No current liabilities or litigation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 20X1 and 20XX. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from software sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and DE state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – DEBT
The company has outstanding promissory notes for $400,000. The notes bear interest of 8% per year, paid quarterly, with the balance due at maturity dates of September 5, 2018 and October 1, 2018 respectively. The company also has an outstanding loan to an existing shareholders for $70,000.00. Other outstanding loans amongst shareholders total $90,000.00 and credit card debt is currently $18,000.00

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 4,000,000 shares of our common stock with par value of $1.24.

	Common Shares	Amount	Total Stockholder Equity
December 31, 2016			
Stock Option Compensation	14,500	$ -	0
Issuance of Stock	1,848,500	$ 375,700.00	1,848,500
Totals as of December 31, 2016	**1,863,000**	**$ 375,700.00**	**1,848,500**

NOTE 6 – RELATED PARTY TRANSACTIONS

- $35,000 borrowed from shareholder, Mike Riforgiate at 0% APR.
- $75,000 borrowed from shareholder and director, Chris Tobkin with $5,000 repayment fee/interest.
- $10,000 borrowed from shareholder, director, CEO, Tim Bradford at 0% APR.

NOTE 7 – SUBSEQUENT EVENTS

The following shares have been issued in 2017

	Common Shares	Amount	Total Stockholder Equity
August 29, 2017			
Stock Option Compensation	215,500	$ -	0
Issuance of Stock	593,219	$ 841,411.64	593,219
Totals as of August 29, 2017	**2,671,719**	**$ 1,217,111.64**	**2,441,719**

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

WitFoo is pending **StartEngine Approval.**


ftp_v1.exe
workstation001.acme.local
John Doe
host001.dropbox.cn
workstation003.acme.local
profile.dating.cn

PLAY VIDEO

0
Investors

$0.00
Raised of $10K - $107K goal

WitFoo

Computer Security Software

Small OPO · Atlanta, GA · Business to Business
US Investors Only

Why WitFoo Exists



For Security Analysts



WitFoo - Information Security, Leveled Up

Invest in WitFoo

"WitFoo was started by cybersecurity professionals desiring to mature the craft of incident response. Through hundreds of hours of user research of investigators and analysts and combining time-tested approaches from Law Enforcement, WitFoo Precinct was created. Precinct reduces the required labor hours for performing security investigations by more than 90% while providing detailed metrics on tools and operations that can effectively drive and validate change.

In January of 2017, WitFoo began limited sales of WitFoo Precinct closing $246k in revenue in 1H2017. The current sales pipeline consists of more than $4M in active opportunities. WitFoo is raising funding to broaden sales efforts and to increase the annual run-rate from $492k to $2M over the next 12 months and to $5M over the next 24 months.

WitFoo Precinct is in active evaluation in Fortune 500 enterprises, world-class higher education, regional hospitals and financial institutions. It has proven effective in protecting organizations from cyber crime by providing investigators, managers and executives with the information and visibility they need to make timely and effective decisions.

WitFoo is leveling up Cyber Security Incident Response and making the world safer. Join us in arming the good guys with better gear.

For Security Managers


TEAM REPORT
AWESOME
LEVELED UP!
LEVELED UP!
www.witfoo.com

Investment

$1.84/share of Common Stock | When you invest you are betting the company's future value will exceed $5M.

The investment is in common voting stock. WitFoo currently only issues common stock (no preferred stock exists.)

Once profitable, these shares will pay quarterly dividends.

WitFoo exists to mature the craft of cyber security operations by stabilizing the conversations of the craft.

WitFoo Success

Over the last 18 months, WitFoo has developed a product that stabilizes conversations from tools to investigators, investigators to managers and managers to executives. The product is battle tested in large global networks as well as mid-market and higher education. The intuitive interface allows less experienced investigators to quickly understand and respond to complex attacks with reporting from diverse data sources. WitFoo has built an innovative partner channel that allows WitFoo customers to receive first class pre-sales and post-sales support while allowing WitFoo to scale effectively.

Testimonial



Success to Date

- $246k in 1H2017 Revenue validating pricing, product and need
- $4M in active sales opportunities
- Product have been tested in violent networks from Fortune 500, Higher Education, healthcare and mid-market organizations.
- Patent pending on innovative data evolution approaches.
- Westcon/Comstor is our global distributor.
- Nexum & Structured are first two WitFoo Gold Partners.

WitFoo Precinct - Better Gear for the Good Guys

WitFoo Precinct consists of several components that are focused on specific professionals in the craft. All components are sold as a single product. Pricing of the product can be found at https://www.witfoo.com/pricing/

Detective

Detective is the interface for the investigator. It combines all information need to understand, document and complete and investigation. Detective combines data from all security tools in an organization via integrations and Evidence Locker.

Lieutenant

Business managers are provided with detailed metrics on the effectiveness of the tools and operations of the security practice in terms that can be communicated to the business.

Evidence Locker

Evidence Locker is a clustered data infrastructure (Kafka, Elastic, Cassandra) that consumes syslog and NetFlow to store and analyze facts for use in Detective and to allow investigators to "hunt" for threats. Evidence Locker provides for custom parsing and alarming.

Library

WitFoo Library is a cloud hosted service that provides deployments with global threat and research information that accelerates investigative time and reduces noise from other security tools. Library also provides updates to definitions for Evidence Locker and Detective.

WitFoo Precinct ingests "facts" from existing security tools and infrastructure. These facts are categorized to the data domain that the investigator understands. The facts are analyzed using best practices of security investigators to eliminate noise and create "leads" that are assigned suspicion scores that model human perception. The leads are evaluated against an attacker's modus operandi. Dozens or hundreds of leads are combined into single investigative units called "incidents." Through this process and the investigator's workflow, organic metrics are collected and rendered for managers to understand the state of the security practice.


WitFoo Technology - Detective
5 Domain Graph Relationships (calculated and guided)
Relevant Relationships derived from Adversary Modus Operandi
Cross-domain Analysis via Labs derived from investigator behavior
Boolean & Analog Assessments of Events
Pre-fetch of relevant investigation data from upstream tools
WitFoo Detective
Relevant Relations
Data Domains
Network Connection
File Exists
DNS Requests
HTTP
User Sessions
Network
Endpoint
File
User
Names
witfoo

WitFoo Precinct Demo



View the video demonstration of WitFoo Precinct in action.

WitFoo Precinct Key Features

- Collects, stores and analyzes syslog and NetFlow from the infrastructure
- Connects to existing security tools to combine and evolve data to reduce investigative labor by more than 90%
- Utilizes both playbook automation and human suspicion learning to automate and prioritize investigations.
- Consolidated, single-pane that allows for complete investigations
- Reporting of tool gap, overlap and noise ratios
- Reporting on investigative failure rates and risk
- Reporting on security personnel contributions to security operations
- Reporting on MTTR and MTTK over time
- ElasticSearch interface custom built for security operations
- Full horizontal clustering of data processing and storage
- Simple, no-haggle pricing
- Integrated threat intelligence feeds

Cybersecurity Market and Pain

Cybersecurity spending will exceed $120B in 2017. The spending is driven by increasing damages and losses caused by cybercrime. WitFoo fills a critical gap by solving how cybersecurity work is done and how the data is handled. WitFoo stabilizes conversations between security teams, managers, exutives and the broader business.

Why Cybersecurity Is Failing

In the Cisco 2017 Annual Cybersecurity Report, cybersecurity managers and executives were polled on **"What is you biggest obstacle to security success?"** Four of the most common responses are below:

- 28% - Compatibility Issues
- 23% - Current Workload too Heavy
- 22% - Reluctance to Purchase Until [product] is proven
- 17% - Security is not an Executive Level Priority

WitFoo addresses **Compatibility Issues** by combining data from diverse systems into a common, intuitive vernacular and interface. **Workloads** are reduced through noise reduction, alarm consolidation and data evolution. These approaches reduce requisite labor hour by more than 90%. **Proving product effectiveness** is provided in real time as every product output is evaluated using the logic of experienced investigators and the work being completed. **Executive priorities** are immediately adjusted when concrete, business metrics are delivered via WitFoo reporting.

WitFoo Precinct is built by security professionals, for security professionals to solve the fundamental operational and strategic challenges facing every security practice today.

> *"In 2004, the global cybersecurity market was worth $3.5 billion - and in 2017 we expect it to be worth more than **$120 billion.** The cybersecurity market grew by roughly **35X** over 13 years."*
>
> - 2017 Cybersecurity Ventures Report



Value to Enterprise Security Teams
Reduce number of Investigations (200x)
Approaches from Law Enforcement, Temporal Link Analysis
Reduced time/cycle (20x)
Stitch information from all security tools, Apply Analyst Process
Reduced failure rates (to 0%)
Business Metrics for Informed Decision Making
Overall Security Practice, Individual Analysts, Security Tools
witfoo

WitFookin





February 2016

WitFoo Launches

Founded February 2016 to research solutions to systemic failure in Security Operations

June 2016

Prototypes tested

Prototype tested in top national university and Fortune 500 manufacturer networks.

August 2016

Bootstrap Funding

$366k of funding raised to build production product.

January 2017



Production Release Delivered

Production release of of WitFoo Precinct launches.

February 2017

First Customer

First customer closes for $246k,

March 2017

First Partner

Nexum is joins and is trained as first WitFoo Partner.

July 2017

Sales Pipeline exceeds $4M

Sales opportunities and active trials exceed $4M

August 2017

Global Distributor

Westcon signs as WitFoo global distributor

September 2017

$107k Funding Round

Fundraising begins in StartEngine to fuel the next phase of WitFoo

Meet the Founders



Tim Bradford

CEO/Director

Tim Bradford is a Senior Executive with 20 years of experience in software sales and information security. He has extensive knowledge of direct sales, channel development, and sales management in both the US and abroad. Throughout the course of his career, Tim has been a proven sales leader, consistently meeting and exceeding quotas. He has closed strategic deals with BB&T, Cox Communications, Bank of America and Southern Company. Tim knows what it takes to develop and nurture a nonexistent territory and turn it into a profitable one; he is applying these same principles to grow WitFoo. Experience - February 2016 to Present : WitFoo Director - July 2017 to Present : WitFoo CEO - March 2017 to July 2017: WitFoo COO - January 2016 to March 2017: Hytrust Director of Southeast Sales March 2014 to December 2015: HyTrust Strategic Account Executive



Charles Herring

CTO/Director

Charles' dedication to maturing the craft of InfoSec is built on a diverse career path across the industry. He started his career in InfoSec in the US Navy in 2002 serving as the Network Security Officer at the US Naval Postgraduate School. After leaving active duty, he was a contributing product reviewer for InfoWorld magazine focusing on network security products. Charles spent 7 years running Herring Consulting, a company dedicated to process orchestration, data sharing, and marketing. In 2012, Charles joined the Lancope team as a pre-sales engineer, promoted to Consulting Security Architect and later as Strategic Account Manager. Experience: - February 2016 to Present : WitFoo Director - July 2017 to Present: WitFoo CTO - February 2016 to July 2017 - WitFoo CEO - July 2012 to August 2016 - Lancope/Cisco Consulting Security Architect

And the Rest of the Team



Reese Zomar

Chief Security Officer/ Director

Reese holds bachelor degrees in Aerospace Engineering and Applied Mathematics from the University of Colorado and Masters Degree in Electrical Engineering from Rensselaer Polytechnic Institute. Reese is a Captain in the US Navy Reserves serving roles as an aviator and Information Security. Experience: - February 2017 to Present: WitFoo Chief Security Officer - February 2016 to Present: WitFoo Director - May 1991 to Present - US Navy Officer - March 2018 to January 2017 - US Department of Treasury Cybersecurity Manager



Chris Tobkin

Director

Experience - February 2017 to Present - WitFoo Director - January 2017 to June 2017 - Trapx Director of Sales - May 2014 to January 2017 - Lancope/Cisco Regional Sales Manager

Offering Summary

Maximum 58,152 shares of common stock ($106,999.68)

Minimum 5,434 shares of common stock ($9,998.56)

Company	WitFoo, Inc.
Corporate Address	1155 Mt Vernon Hwy NE Suite 800 Atlanta, GA 30338
Description of Business	WitFoo builds software that allows Cyber Security Incident Response operations to function effectively. The software suite is called Precinct. It 1) processes all cyber security information in an organization 2) coordinates the investigative workflows and 3) provides detailed business metrics that detail risk, efficiency and gaps in the security practice.
Type of Security Offered	Common Shares
Purchase Price of Security Offered	$1.84
Minimum Investment Amount (per investor)	$498.64

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow WitFoo to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Why of Witfoo

Charles – Why is that it is ok to fail? Why is the craft of information Security always failing?

Tim – I feel that we've made progress as an industry but were still largely losing the war. Major breaches are common place nowadays.

Bob – People that are actually on the front lines, the security professionals, are still drowning in a sea of events and noisy products that prevent them from really being able to focus in on what matters.

Tim – The threats are growing at a daily rate. There's more threats out there than there have ever been before and the industry as a whole, just can't keep up.

Charles – Most organizations have between 1,000 and 10,000 events that they are supposed to investigate each day.

Tim – You know, security analysts out there spend their day fighting a losing battle and we can see it in their faces in every meeting we go to.

Charles – What does it look like? What would it take for us to make things faster? How do we fail less? How do we reduce the amount of noise?

Tim – I think it is more about putting processes in place to not only (you know) identify events but boil them down, prioritize them and delegate to the correct resource to actually address them.

Bob – WitFoo helps an organization improve their security posture by simplifying the activity going on in their network.

Tim – There are too many tools and not enough (you know) instructions and process and metering of success and failure rates. Like you know, "how do we determine if we were successful today?" There is no way of measuring that today and WitFoo addresses that.

Charles – We're not raising against other vendors. We are supporting the race of information security professionals as they try to secure their organizations and make the world safer.

Bob – WitFoo doesn't really think about competing. With our mission of maturing the craft of information security we are focused on the success of the security professional.

Charles – Our main focus is to not compete; not to focus on the competition. We're not interested in beating other vendors. We're focused on making InfoSec safer and better.

Tim – Our focus on process and reporting fills a huge gap that exists out there in the marketplace today. Our ability to meter success and failure rates and provide upper management with the type of reporting that they are lacking today is going to separate us from any of the other solutions out there.

Charles – By studying the incident responders, the organizations and understanding their business issues; helping them build processes that enable action. That's what we bring to the table.

Bob – With our mission of maturing the craft of information security, we're focused on the success of the security professional. So that's what we measure and that's how we know if we are succeeding or not – is if we are making the security professional successful.

Charles – Many organizations have hundreds or thousands of events that are pouring into their systems and one of the things that WitFoo does is by using keen intelligence, or the Wit of WitFoo, we boil those events down to a couple dozen unique investigations. And then we reduce the amount of time they are spending on each investigation by giving them the information as they need it to resolve those things more quickly.

Tim – Largely I think we just need to focus on the greater good of information security. There's bad guys out there, right. There always have been, right. But there are plenty of good guys too and I think with the WitFoo community, we can make a real difference in terms of how we combat cyber crime going forward.

Security Analyst Video

Meet Jim -- he's in charge of cybersecurity at Acme Corporation.

On an average day, Jim and his 4 staffers have **two thousand** security events to address. Even for Jim, with 10 years of experience, it takes around 10 minutes to come to a resolution on each event.

Let's do the math: 10 minutes per event, times two thousand… that's two hundred fifty labor hours **per day**!

It would take a staff of 40 analyst just to keep up. A staff of **four** has no chance -- it's impossible!

Jim and his team end up spending every day **reacting** to threats and trying to catch up. What they really need is to innovate, to research, to get ahead of potential attackers.

Jim has to have a better way to prioritize events and reduce the nose so the team can focus on the most serious threats...

...and a way to reach a resolution faster, maintaining the high standards of cybersecurity his organization needs.

This is where WitFoo comes in...

"Wit", or *"keen intelligence",* is a smarter way to look at events, based on observing the best incident responders in the craft and then applying time tested approaches from law

enforcement and military models.

It's a system that takes **thousands** of events and groups them into a handful of meaningful incident groups that greatly simplifies resolving the events.

"Foo" means *"skillful execution".* By bringing all the incident data into a single interface, we give professionals like Jim all the tools to reach a resolution quickly and efficiently, usually **within 60 seconds.**

The impact of both improvements reduces the time that Jim and his team need to address all events from an insurmountable 250 hours… to just **3.3 hours per day**!

If **your** organization could use a solution that makes your cybersecurity incident response 10 times faster and more effective, WitFoo can help! Visit **witfoo.com** to learn more.

Security Manager

Meet Leilani – she's the Sr Director of Cyber Security for a large, pharmaceutical company. She is responsible for ensuring her team has the right tools, people, and processes in place to successfully protect the business from threats. She's the executives' go-to person for all cyber threat concerns and she has to justify the budgets for these things as well.

Leilani is very busy. Her team monitors for suspicious activity around the clock and must modify security posture without impacting network performance. Leilani has to track her team's effectiveness to prove value and ensure they get the credit they deserve. How does she do all of this? Nobody really knows. Mostly "magic" and an ever-expanding spreadsheet of complex charts and graphs she somehow manages to keep manually updated.

Leilani was in a very unstable state – managing the needs of her team, making sure the organization is secure, and communicating all of this to executive management.

But now – Leilani has WitFoo. WitFoo reporting provides the clarity and insight that Leilani needs to effectively communicate critical operations metrics – such as the number of security incidents being generated, the response, resolution time and rate, down to the individual Analyst. She can measure the productivity of her team and organize plans for making improvements.

WitFoo provides reporting on tool effectiveness as well. Leilani can highlight the most effective incident detection tools and their contribution to finding security threats, versus other tools contributing to noise. This gives Leilani the concrete view of security posture, tool impact, and overall security of the organization she needs for executive briefings.

The combined insight into operations and tool effectiveness allow Leilani to have stable, focused, and metrics based conversation with upper management. Finally, she has the evidence to justify budget and staffing needs with a level and clarity she has never had before.

Leilani is awesome – but with WitFoo – she is awesome – leveled up.

WitFoo – Security Leveled up – learn more at www.witfoo.com

Testimonial

Chandler - The current state of the threat landscape is that the attackers are winning. We have this huge problem that are not enough people to do the work that needs to be done. The employees in these organizations, as they deal with these challenges, they have tremendous struggle with burnout; with thinking that playing defense is basically a thankless job. That the attackers have all the fun – and honestly the kinda get all the glory in the media.

WitFoo has jumped out and they are taking a little different approach here. And what I like about them is they really bring this enablement and the ability to compress timeframes; to filter out the noise; to make the analysts and the defenders feel like they might actually have a fighting chance because they're not chasing down red herrings, they're not trying to separate out the significant incidents from the stuff that can just be ticketed and go on.

I think for most companies, success would simply be that they were not suffering losses of time, productivity, information without having to bankrupt themselves to get there.

The thing I really love about WitFoo is that my role at Nexum is about ensuring that we are delivering the customer what they need and maximizing their investment and WitFoo is a key player in making sure that as Nexum is selling and deploying their full secuiryt solution that everything is going to work to the fullest extent possible.

WitFoo Precinct Demo

Hello, this is Charles Herring, Co-founder and Chief Technology Officer at WitFoo.

WitFoo is built by veterans of the military, law enforcement and cyber security to deliver a comprehensive platform for sustained security operations success. This is achieved by building a holistic architecture that borrows the best features and capabilities from tools such as SIEM's, Incident Response Platforms, Security Enterprise Resource Planning, Security Orchestration and Automation and putting that into a consolidated interface.

The secret sauce of WitFoo accomplishing this is borrowing from time tested approaches and principles from law enforcement to tie all of this together and constantly learning the thought processes and behaviors of investigators so that we can model and augment their success.

WitFoo is built into three tiers in the architecture. The first is Evidence Locker that stores and standardizes data. The investigative engine, which is the heart of WitFoo is built to be the personal army of the security team to model their thought processes and behavior. And then tactical interfaces are built through hundreds of hours of user research to understand how a given user needs to have information rendered. Whether that's a hunter, an investigator, a manager or machine to machine communication via API's.

We start by building the platform on top of industry standard big-data platforms – Elasticsearch and Cassandra being two of those. They can either be contained inside the embedded virtual machine that is deployed or it can be offloaded to external clusters inside of a data center or in a public cloud or private cloud so that it can be accessed in a way that makes sense for the organization. It also allows the data to be accessed with or without WitFoo's direct tools. Tools like Kibana, for instance, can be used to plug directly into the Elasticsearch to provide visualizations or queries. The same type of thing can be used with custom API scripting. All of our data is available via these APIs.

Data can also be very simply queried through the common taxonomy that we put on all the data. Everything, every lead, every artifact, every communication is put into a common taxonomy that can be queried regardless of the tool that provided it.

Additionally, we connect to existing tools inside of the infrastructure such as flow analysis tools as we have here with Stealthwatch or SIEM solutions or endpoint protection solutions and that list is ever growing to bring in data that already exists inside of the infrastructure into a consolidated taxonomy that can be analyzed and augmented and investigated.

The Investigative Engine is the heart of WitFoo. It takes these artifacts and it first pours over them in the lead creation engine. Lead creation takes in signatures that look for different patterns in syslog, netflow or other artifacts to create leads that may indicate nefarious intent. It also takes in leads from other tools such as endpoints and SIEMS and brings that to the lead evaluator.

The lead evaluator looks at leads, events, alerts in the same way an investigator would. It runs the same queries and investigator would run to determine if it can be thrown out as noise. Or if it decreases suspicion or increases suspicion. Those things are modeled after the thought processes of the investigator.

The next component is incident creation which does an approach called Temporal Link Analysis. It builds meaningful graph relationships between hosts that are showing behavior of exfiltration or staging or different parts of attack chains that model the modus operandi of attackers. It standardizes and combines all this diverse data into a single investigative unit called and incident.

Once all of the alerts are brought in, they are brought in into the context of a given node. Instead of looking at, in this case, a host that has an alert from Cisco's Advanced Malware Protection and from Stealthwatch, those events are melded together into the context of the single node, a host in this case.

We also analyze each event in the context of the node and the relationship between them. In this case, some things that would be interesting to an investigator would be: this thing is a member of multiple sets. In our case, sets mean different types of behavior. In this case, this host is exfiltrating and showing exploitative behavior which is the yellow and the red. So that increases suspicion. The fact that it has been corroborated by two or more tools – that both AMP and Stealthwatch are showing this machine has a problem is reason for us to be suspicious and concerned. And that he is exfiltrating data to a single international server. So if we look here we can check not only the IP but also the ASN and geo information and see this machine is geo located in China; which for this organization, increases suspicion.

All of that, we analyze everything happening in a given host in the same way an analyst would. Suspicions adjust based on the results of an investigation. We then look at the relevant graph relationships between everything that is showing behavior. Whether it is another host as in this case where information is being sent; we bring in the connection information. We look at malware information. This particular piece of malware was found on the machine. Different user credentials that were involved. This John Doe was participating – or his credentials had been used on these three different machines. And we track the communications as well by using existing flow analysis tools or by sending NetFlow directly into our data stack.

The net result to the enterprise security team is that investigations are reduced greatly from 80-99%.

WitFoo provides real-time, organic metrics on all aspects of the security practice. How many alarms are coming in and their consolidation into WitFoo incidents; the gap/overlap analysis of tools and their contribution the security practice; noise ratios, and efficiencies of different tools, ongoing false positive ratios down to the alarm level.

As well as operational efficiencies. The amount of investigations that are performed, the amount of time to start them, how long it takes to complete them. How many are open, how were failed to be investigated and the contributions of the investigators themselves that can be audited so that the professional development of each individual investigator can be determined. All of this allows managers to better communicate with their teams as well as the executives in transforming the security business practice and delivering wins.

I hope this has been helpful. This has been Charles Herring, Chief Technology Officer at WitFoo.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Hitting The Target Goal Early & Oversubscriptions

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